

June 7, 2019

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

> **Re: Cambium Networks Corporation**
> **Registration Statement on Form S-1**
> **Submitted May 29, 2019**
> **File No. 333-231789**

Dear Ms. Rau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 29, 2019

Risk Factors

We generate a significant amount of revenues from sales outside of the United States, page 24

1. Please quantify the impact of increased tariffs relating to goods from China on your financial results.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Martin A. Wellington, Esq.